FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 10 August 2009
Exhibit No. 2	Publication of Prospectus dated 14 August 2009
Exhibit No. 3	Publication of Prospectus dated 14 August 2009
Exhibit No. 4	Publication of Prospectus dated 14 August 2009
Exhibit No. 5	Director/PDMR Shareholding dated 18 August 2009
Exhibit No. 6	Dividend on non-cumulative preference shares dated 20 August 2009
Exhibit No. 7	Rule 8.3- Inspired Gaming dated 27 August 2009
Exhibit No. 8	Rule 8.3- Inspired Gaming Group plc dated 28 August 2009
Exhibit No. 9	Supplementary Offering USMTN dated 28 August 2009
Exhibit No. 10	Supplementary Prospectus EMTN dated 28 August 2009

Exhibit No.1

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

The Royal Bank of Scotland Group plc (the "Company") received notification on 7 August 2009 of the following changes in the share interests of Mr Stephen Hester, a Director of the Company.

Following the release of 378,972 restricted ordinary shares of £0.25 each in the Company on 7 August 2009, Mr Hester sold 155,693 ordinary shares at £0.463 each to meet an immediate income tax and national insurance liability on release of the ordinary shares. Mr Hester has retained 223,279 of the released ordinary shares.

Following notification, Mr Hester's total holding of ordinary shares is 1,807,617.

The Company also received notification on 7 August 2009 from the trustee of The Royal Bank of Scotland Group plc Share Incentive Plan that on 7 August 2009 the following Directors and/or Persons Discharging Managerial Responsibility ("PDMRs") had acquired ordinary shares of £0.25 each in the Company through participation in The Royal Bank of Scotland Group plc Share Incentive Plan:-

Director/                       No. of shares        Price per share        Total holding

PDMR                          acquired                                            following notification

Christopher Paul           268                      £0.466                   19,264

Sullivan

This notification is made in accordance with the requirements of DTR 3.1.4R.

For further information contact:-

Fiona MacRae

Group Media Centre

Tel. +44 (0)131 523 5659 / +44 (0)7785 320137

Person responsible for making notification:-

Aileen Taylor

Deputy Group Secretary and Head of Group Secretariat

Tel. +44(0)131 626 4099

Exhibit No. 2

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document for The Royal Bank of Scotland Group plc

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4982X_-2009-8-14.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Deputy Group Treasurer and Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL:  020 7085 4925
FAX: 020 7293 9966

Exhibit No.3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4993X_-2009-8-14.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.4

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4999X_-2009-8-14.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan

Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.5

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

The Royal Bank of Scotland Group plc ("RBS") announces that the following awards were made to Brian Hartzer and Nathan Bostock, both Persons Discharging Managerial Responsibility ("PDMRs"), on 17 August 2009.  These awards are designed to ensure that the Executive's reward is based on the long-term performance of their division and the Group and therefore aligned to shareholder interests. The awards are in line with FSA principles, deferred over the long-term and subject to clawback provisions.

Brian Hartzer: As compensation for incentives forfeited on leaving his previous employer Brian Hartzer has received an award over 4,814,467 ordinary shares on a conditional basis. These awards were split in two parts:

•

Replacing those incentives due from his previous employer with no performance conditions outstanding, he has received an award over 1,988,843 ordinary shares of 25p each in RBS on a conditional basis, under The Royal Bank of Scotland Group plc 2009 Restricted Share Plan. The awards will vest between 31 October 2010 and 17 August 2011, to coincide with the original vesting dates of the awards he forfeited.

•	Replacing those incentives due from his previous employer with performance conditions outstanding he has received an award over 2,825,624 ordinary shares of 25p each in RBS, on a conditional basis, under The Royal Bank of Scotland Group plc 2009 Restricted Share Plan. The amount of this award that he may eventually receive is subject to delivery against his divisional performance targets linked to the RBS Group Strategic Plan over a three year period. The date for any vesting under the award is 17 August 2012.

The total value of these awards to Mr Hartzer is highly conditional and will be determined by 3 factors: (1) the successful turnaround of RBS and the divisions for which Mr Hartzer is responsible over the next 3 years; (2) The level of success in doing so and (3) the price of RBS ordinary shares if and to the extent the awards vest.

Nathan Bostock: As part of his total compensation at RBS he has received awards on a conditional basis under the RBS long term incentive plans in line with those awarded to other Executive Committee members earlier this year:

•

Share options over 2,337,663 ordinary shares of 25p each in RBS on a conditional basis, under The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. The option price is £0.462. The amount of this award that he may eventually receive is subject to delivery against  his divisional performance targets linked to the RBS Group Strategic Plan over a three year period. The date for any vesting under the award is 17 August 2012 and the exercise period will be from 17 August 2012 to 16 August 2019.

•	An award over 1,327,434 ordinary shares of 25p each in RBS, on a conditional basis, granted under The Royal Bank of Scotland Group plc 2001 Medium-term Performance Plan. The award is in the form of a nil-cost share option. The amount of this award that he may eventually receive is subject to delivery against his divisional performance targets linked to the RBS Group Strategic Plan over a three year period. The date for any vesting under the award is 17 August 2012 and the exercise period will be from 17 August 2012 to 16 August 2019.

The total value of these awards to Mr Bostock is highly conditional and will be determined by 3 factors: (1) the successful turnaround of RBS and the divisions for which Mr Bostock is responsible over the next 3 years; (2) The level of success in doing so and (3) the price of RBS ordinary shares if and to the extent the awards vest.

All of the above awards are subject to clawback provisions which allow the Remuneration Committee to consider a range of factors, such as whether results have been achieved with excessive risk, when determining the vesting outcome.

•	No additional cash consideration is payable for the grant of options or awards.

•	Date of Notification to RBS - 17 August 2009.

•	This announcement is made in accordance with the requirements of DTR 3.1.4 R

Further Information

Neil Moorhouse

Group Media Relations

Tel: +44 131 523 4414

Exhibit No.6

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H, AND L-T NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2009

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 September 2009. The dividends will be paid on 30 September 2009 at the undernoted rates to holders on the register at the close of business on 15 September 2009.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0.421875
Series R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES U NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2009

The Directors have declared the specified dividend on the undernoted series of Non-cumulative dollar preference shares of US$0.01 each for the six months to 30 September 2009. The dividend will be paid on 30 September 2009 at the undernoted rate to holders on the register at the close of business on 15 September 2009.

Series	Dividend payable per share
Series U	US$3,820

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2009

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible preference shares of US$0.01 each for the six months to 30 September 2009. The dividend will be paid on 30 September 2009 at the undernoted rate to holders on the register at the close of business on 15 September 2009.

Series	Dividend payable per share
Series 1	US$45.59

DIVIDEND ON SERIES 3 NON-CUMULATIVE EURO PREFERENCE SHARES OF €0.01 FOR THE YEAR TO 30 SEPTEMBER 2009

The Directors have declared the specified dividend on the undernoted series of Non-cumulative euro preference shares of €0.01 each for the year to 30 September 2009. The dividend will be paid on 30 September 2009 at the undernoted rate to holders on the register at the close of business on 15 September 2009.

Series	Dividend payable per share
Series 3	€3,545.80

DIVIDEND ON SERIES 1 NON-CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 FOR THE YEAR TO 30 SEPTEMBER 2009

The Directors have declared the specified dividend on the undernoted series of Non-cumulative sterling preference shares of £1.00 each for the year to 30 September 2009. The dividend will be paid on 30 September 2009 at the undernoted rate to holders on the register at the close of business on 15 September 2009.

Series	Dividend payable per share
Series 1	£81.62

20 August 2009

End

Exhibit No.7

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Inspired Gaming Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	26 August 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,689,010	2.2862%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	1,689,010	2.2862%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale Sale	400,500 100,000 100,000 100,000 11,000	0.1000 GBP 0.1100 GBP 0.1200 GBP 0.1300 GBP 0.1400 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)             ~~YES~~/NO

Date of disclosure	27 August 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Exhibit No.8

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Inspired Gaming Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	27 August 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,574,410	2.13%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	1,574,410	2.13%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Total	89,000 25,600 114,600	0.1400 GBP 0.1500 GBP

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)             ~~YES~~/NO

Date of disclosure	28 August 2009
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Exhibit No.9

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2377Y_-2009-8-28.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.10

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2389Y_-2009-8-28.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 September 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat